UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F        ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes         ☒ No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated May 3, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC. (Registrant)

	By:	/s/ Michael Rabinovitch
Date: May 3, 2010		Michael Rabinovitch Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Press release dated May 3, 2010

Exhibit 99.1

Company Contact: Michael Rabinovitch SVP & Chief Financial Officer (954) 590-9000

BIRKS & MAYORS INC. REPORTS

FOURTH QUARTER FISCAL 2010 SALES INCREASE 29%

Montreal, Quebec – (May 3, 2010) – Birks & Mayors Inc. (AMEX: BMJ) (the “Company”) announced today that net sales during the 13 weeks ended March 27, 2010 were $63.6 million, representing an increase of $14.3 million, or 29%, compared to net sales of $49.2 million during the fourth quarter of last fiscal year. The increase in sales reflects higher comparable store sales of 18% and $5.3 million of higher sales related to translating the sales of the Company’s Canadian operations into U.S. dollars due to the stronger Canadian dollar. The increase in comparable store sales (which include stores open in the same period in both the current and prior year and at constant exchange rates) of 18%, was comprised of a 19% increase in sales of the U.S. stores and a 17% increase in sales from the stores in Canada. The increase in comparable store sales includes the success of the Company’s Winter sale (held in January) and other special sales events held during March, both of which generated significantly higher sales at lower gross margins, and improved the company’s inventory position and cash flow.

For the fiscal year ended March 27, 2010, net sales were $255.1 million, representing a decrease of $15.8 million, or 6%, compared to net sales of $270.9 million during the corresponding period in the prior year. The decrease in sales is primarily related to lower comparable store sales partially offset by $5.3 million of higher sales related to translating the sales of the Company’s Canadian operations into U.S. dollars due to the stronger Canadian dollar. Comparable store sales for the fiscal year decreased by 6%, reflecting a 12% decline in sales in the U.S. and a 1% decline in sales in Canada.

Thomas A. Andruskevich, President and Chief Executive Officer commented, “While the Company continued to be impacted by the difficult retail environment in the U.S., we are encouraged by the performance of our Canadian business and the success of our winter sale and other special sales events held during our fourth fiscal quarter. In addition, Birks’ sponsorship of the 2010 Vancouver Olympic Games not only achieved our goal of driving traffic and sales to our Canadian stores but also gave our Birks brand an international stage to present itself as a world class luxury brand.”

Mr. Andruskevich continued: “Looking back on our fiscal year that just ended in March, we achieved our primary goal of de-leveraging the Company by significantly reducing expenses and inventory, which optimized cash flow and provided significantly more cash from working capital than was required to absorb our loss from operations. As we enter a new fiscal year, we look forward to building on the momentum we realized in our fourth quarter and will continue to manage the level and productivity of our inventory, control expenses and limit capital expenditures while continuing to focus on providing superior customer service and maintaining strong client relationships.”

For the year ended March 27, 2010, the Company expects to report approximately $28 million to $30 million of cash flow provided by operating activities, after absorbing a net loss for the year of between $18 million to $20 million. In turn, the Company was able to reduce its debt by between $25 million to $28 million and fund capital expenditures of approximately $2 million. At March 27, 2010, the Company’s borrowing capacity under its senior credit facility was $18 million as compared to $9.2 million at the completion of the prior fiscal year. The Company plans to issue its full year financial results after the completion of its annual audit which is expected to be in early July.

About Birks & Mayors Inc.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. The Company currently operates 33 stores (Birks Brand) across most major metropolitan markets in Canada, two retail locations in Calgary and Vancouver under the Brinkhaus brand and 29 stores (Mayors Brand) across Florida and Georgia. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

This press release contains certain “forward-looking” statements concerning the Company’s ability to manage the level and productivity of its inventory, reducing its operating costs wherever possible and limiting capital expenditures, all with an aim to optimize cash flow, the expectation that it will focus its attention on providing our customers with superior service and maintaining strong client relationships, and the timing of the completion of our annual audit. In addition, the Company’s financial results presented for the fiscal year ended March 27, 2010 are estimates of what the Company expects to report and have not been audited. As a result, the audited financial results to be reported by the Company could vary from those reported in this press release. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the recent global economic and financial crisis, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, (ii) the impact of changes in the real estate markets (especially in the state of Florida), (iii) changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iv) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 6, 2009 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

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